Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

United States

14 October 2011

Dear Mr. Spirgel,

Re:              Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2011
Filed June 17, 2011
File No. 1-10086

We have received your comment letter of 23 September 2011 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).  Please note that we have reproduced the Staff’s comments, which appear in bold italics, and we have responded below to each comment.

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 (the “FOIA”) or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the FOIA, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the EDGAR system. The information for which the Group has requested confidential treatment is circled in the letter submitted to the United States Securities and Exchange Commission (the “Commission”) in paper form and is indicated by the symbol “[***]” in the copy filed electronically on EDGAR.

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:   +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN       Registered in England No. 1833679

Form 20-F for the fiscal year ended March 31, 2011

Notes to the consolidated financial statements

28. Contingent Liabilities

Legal proceedings, page 122

1. We note that on July 22, 2010 you settled the case with HMRC for £1.25 billion. Tell us how you accounted for the settlement in 2010 and whether in prior periods you have recognized a provision related to this litigation.

Response:

The Vodafone 2 Controlled Foreign Company (“CFC”) case with HMRC regarding the compatibility of the UK law with the European Court of Justice’s decision in the Cadbury Schweppes case concluded on 17 December 2009, as set out in note 29 of the Group’s annual report on Form 20-F for the year ended 31 March 2010, filed with the Commission on 2 June 2010.

Whilst this decision clarified aspects of the law in relation to the UK CFC rules, HMRC’s enquires continued and Vodafone was in discussion with HMRC through to July 2010 in relation to the application of UK law to the fact patterns related to the Group’s activities in the fiscal periods under review.

The discussions also included whether the dispute could be resolved through a settlement or whether further litigation between Vodafone and HMRC was required to conclude whether Vodafone had any UK tax liability under the CFC rules.

Through to the filing of our annual report on Form 20-F for the year ended 31 March 2010 on 2 June 2010, discussions continued. As at 2 June 2010, no agreement had been reached. [***]

The Group measured the level of provision required at 31 March 2010 under IAS 12 “Income Taxes” which both requires current tax liabilities to be recognised to the extent they are unpaid (paragraph 12) and requires tax liabilities to be measured at the amount expected to be paid to the tax authority (paragraph 46). Provisioning for income tax is expressly excluded from the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” ( paragraph 5(b)).

The corporate income tax provision held in relation to the UK CFC case at 31 March 2010 was £2.2 billion. Further, the Group held a provision of £0.9 billion in relation to potential interest payable. This was the Group’s best estimate of the amounts expected to be paid at 31 March 2010 when the Form 20-F for the year ended 31 March 2010 was filed on 2 June 2010.

In the year ended 31 March 2011, the Group recognised a tax credit of £0.9 billion and an interest credit of £0.9 billion representing the difference between the provisions held and the accounting impacts of the settlement reached and related deferred tax consequences.

2. Refer to the litigation with the government of India with respect to the £1.6 billion tax bill over your acquisition of mobile assets located in India. Tell us whether in fiscal year 2011 or in prior periods you have recognized a provision related to this litigation (including related penalties.) If you have not recognized a provision for this litigation, tell us why not. In your response address paragraphs 14-26 of IAS 37.

Response:

We have not recognised any provision in respect of the litigation with the government of India referred to in this disclosure in either the year ended 31 March 2011 or any prior period.

Paragraph 14 of IAS 37 states that “[a] provision shall be recognised when (a) an entity has a present obligation as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.”

The litigation relates to the Group’s acquisition of CGP Investments (Holdings) Limited from the Hutchison Telecommunications International Limited; the Group assessed that it did not have an obligation to withhold tax on the acquisition under applicable Indian law at the time of the transaction.  External legal advice received supports the Group’s position and accordingly the Group continues to believe that it has no present obligation as a result of a past event and as such no provision needs to be recognised. We do not consider paragraphs 17-26 of IAS 37 relevant given we do not think the Group has a present obligation to withhold tax under law.

As the Group did not believe that it had a present obligation at the end of the reporting period, a contingent liability was disclosed in accordance with paragraph 16(b) of IAS 37.

The Group does not currently intend to waive any protections of the attorney-client privilege, attorney work product doctrine or any other applicable privileges by disclosing the receipt of external legal advice in relation to this matter.

3. In addition, tell us in detail how you considered the disclosure requirements of paragraph 86 of IAS 37. In view of the deposit and guarantee required by the Supreme Court, it appears to us that the possibility of an outflow is not remote. In your next periodic filing, please either disclose an estimate of the financial effect of the litigation (including related penalties) or if you continue to be unable to quantify the financial effect, please explain to us the procedures you undertake to attempt to develop an estimate for disclosure, the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

Response:

Paragraph 86 of IAS 37 requires the Group to disclose, “unless the possibility of any outflow in settlement is remote … a brief description of the nature of the contingent liability and, where practicable: (a) an estimate of its financial effect … (b) an indication of the uncertainties relating to the amount or timing of the outflow; and (c) the possibility of any reimbursement.”

It is normal practice in India for a taxpayer to make payment against tax demands issued by the tax office in order to be able to appeal and contest these demands.  In October 2010, the Indian tax authorities quantified its assessment of the alleged liability and issued a demand for INR 112 billion (£1.6 billion).  Accordingly, the Indian Supreme Court required us to make a cash deposit of INR 25 billion (£0.4 billion) and provide a guarantee for the remaining INR 85 billion (£1.2 billion).  We provided the deposit and guarantee to the Indian Supreme Court which is refundable if we are ultimately successful.

As such, the deposit is not a cash out-flow in respect of any settlement of the contingent liability, but is rather a payment necessary to continue with our Indian Supreme Court appeal.

We have disclosed a description of the possible liability, an estimate of the financial effect (specifically the quantification of the demand issued and the possibility of being assessed penalties of up to 100% of any tax deemed due), and an indication of the uncertainties relating to the amount. Whilst we believe that our existing disclosure is in compliance with the requirements of paragraph 86 of IAS 37, we propose incorporating the following disclosure into our half-yearly financial report, which will be filed with the Commission under cover of Form 6-K, to clarify the level of provisioning against this matter :

“The Group did not carry a provision for this litigation at 31 March 2011”.

Information in relation to the level of provision carried in respect of this matter will also be provided in future interim and annual filings.

4. Refer to the last paragraph of this note. Tell us whether you have recognized a provision in connection with the acquisition of Essar’s offshore holding in VEL. If you have not recognized a provision for this litigation, addressing paragraphs 14-26 of IAS 37 tell us why not.

Response:

No withholding tax provision was recognised in respect of Essar’s offshore holding in Vodafone Essar Limited in the year ended 31 March 2011.

Paragraph 14 of IAS 37 states that “a provision shall be recognised when: (a) an entity has a present obligation as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.”

When finalising its annual report on Form 20-F for the year ended 31 March 2011, the Group assessed external legal advice concluding that purchasing offshore holdings in VEL would be exempt from withholding tax requirements under applicable Indian law.  Accordingly, through to the date of filing of the annual report on Form 20-F (17 June 2011), the Group determined that it did not have a present obligation as a result of a past event under IAS 37 and, as such, no provision should be recognised.

A contingent liability was disclosed in accordance with paragraph 16(b) of IAS 37.

We do not consider paragraphs 17-26 of IAS 37 relevant given the Group’s assessment that it had no present obligation to withhold tax.

Financial statements of Cellco Partnership (d/b/a Verizon Wireless)

Report of Independent Public Registered Accounting Firm, page B-30

5. Revise to electronically sign the auditor’s report.

Response:

We will file an amended version of the auditor’s report on the financial statements of Cellco Partnership (d/b/a Verizon Wireless) (the “Partnership”) containing an electronic signature.

Note 13 Commitments and Contingencies, page B-28

6. We note that the Partnership is subject to lawsuits and other claims which are subject to many uncertainties and that outcomes are not predictable with assurance. We also note your assertion that the potential effect of any of these claims or lawsuits may be material to the financial statements of the Partnership. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

The Partnership is 45% owned by Vodafone. Its controlling partner is Verizon Communications Inc. The Partnership is not an entity which is controlled by Vodafone. We have discussed your comment with Verizon Wireless management and have agreed with them that the following proposed amended disclosure be included in the next financial statements of the Partnership:

“In the ordinary course of business the Partnership is involved in various legal and regulatory proceedings at the state and federal level. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual for it. In none of the currently pending matters is the amount of accrual material.  An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time, due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.”

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

The proposed disclosure agreed with Verizon Wireless management for inclusion in the financial statements of the Partnership is set out in response to the Staff’s comment 6. Verizon Wireless management have provided the following description of the procedures undertaken in an attempt to develop a range of reasonably possible loss for disclosure:

“Legal and regulatory proceedings that may present reasonably possible losses are closely monitored by the Verizon Wireless Finance and Legal Departments.  Designated attorneys within the Legal Department report to designated representatives from Finance on the status of these matters. The purpose of these meetings is to advise Finance of the procedural status of these matters as well as the assessments, if any, of the responsible attorneys (including outside counsel) as to the reasonable possibility or probability of a loss and the amount or range of any such loss, if estimable.  An important element of the discussions includes the prospect for resolving a given matter short of judicial or regulatory decision and the potential cost of doing so.  In addition, when appropriate, representatives from Finance consult with other individuals within the business to gain knowledge of other factors that may bear on whether a loss is probable and estimable (such as historic experience in similar matters) and thus whether an accrual or disclosure of a range of reasonably possible loss may be appropriate.”

***

The Group acknowledges that:

•                  the Group is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Andy Halford
Andy Halford
Chief Financial Officer

cc:	Ivette Leon, US Securities and Exchange Commission
Carlos Pacho, US Securities and Exchange Commission
Panos Kakoullis, Deloitte LLP
Andrew Bond, Deloitte LLP
Michael Bienenfeld, Linklaters LLP
Thomas B. Shropshire, Jr., Linklaters LLP
Paul Stephenson, Vodafone Group Plc